April 8, 2010

VIA EDGAR AND FED EX

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Re:           Public Storage
Form 10-K for the period ended December 31, 2009
Filed March 1, 2010
File No. 001-33519

Dear Mr. Gordon:

We have reviewed the Staff’s comments set forth in your letter dated April 1, 2010, regarding our Form 10-K for the year ended December 31, 2009.  Our responses to those comments are set forth below.

We have reiterated each of the Staff’s comments, indicated in “bold” below, and followed each comment with our response.

Form 10-K for the year ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Same Store Facilities, page 35

1.
We note your presentation of net income for same store facilities.  To the extent that this non-GAAP measure is presented in future filings, please reconcile to net income calculated in accordance with GAAP.  Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

On page 34 of our Form 10-K for the year ended December 31, 2009, we included a table that provided a reconciliation of net operating income (“NOI”) for our Same Store facilities, Other facilities and Shurgard Europe facilities to our consolidated net income calculated in accordance with GAAP.

In our future filings, we will revise the table to also reconcile net income generated by our Same Store facilities, Other facilities and Shurgard Europe facilities to our net income calculated in accordance with GAAP, as follows (items in bold reflect changes to the table as currently presented on page 34):

Mr. Daniel L. Gordon
Securities and Exchange Commission
April 8, 2010

	Year Ended December 31,
	2009	2008	2007
	(Amounts in thousands)
Net operating income:
Same-store facilities	$934,902	$972,834	$937,190
Other facilities	68,462	57,025	43,103
Shurgard Europe facilities	-	30,068	100,818
Total net operating income from self-storage	1,003,364	1,059,927	1,081,111

Depreciation and amortization expense:
Same-store facilities	(301,647)	(344,905)	(447,245)
Other facilities	(35,628)	(42,305)	(46,237)
Shurgard Europe facilities	-	(21,871)	(123,546)
Total depreciation and amortization expense from self-storage	(337,275)	(409,081)	(617,028)

Net income (loss):
Same-store facilities	633,255	627,929	489,945
Other facilities	32,834	14,720	(3,134)
Shurgard Europe facilities	-	8,197	(22,728)
Total net income from self-storage	666,089	650,846	464,083

Ancillary operating revenue	107,597	108,421	115,481
Interest and other income	29,813	36,155	11,417
Ancillary cost of operations	(36,011)	(36,528)	(51,961)
Depreciation and amortization, commercial	(2,958)	(2,900)	(2,570)
General and administrative expense	(35,735)	(62,809)	(59,749)
Interest expense	(29,916)	(43,944)	(63,671)
Equity in earnings of real estate entities	53,244	20,391	12,738
Gains on disposition of real estate investments and casualty losses, net	33,426	336,020	5,212
Gain on early debt retirement	4,114	-	-
Foreign currency exchange gain (loss)	9,662	(25,362)	58,444
Discontinued operations	(8,869)	(6,418)	(2,346)
Net income of the Company	$790,456	$973,872	$487,078

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue and Expense Recognition, page F-12

2.
We note that casualty gains are recognized in the period the casualty occurs.  With a view toward disclosure in future filings, please explain to us how you determine that a gain contingency has the met the conditions for recognition.

Response:

Our policy is to record casualty losses in the period the casualty occurs equal to the differential between (a) the book value of assets destroyed and (b) insurance proceeds, if any, that we expect to receive in accordance with our insurance contracts and are probable, up to the amount of the casualty loss.  Potential insurance proceeds in excess of the casualty loss or proceeds that are subject to uncertainties, such as interpretation of deductible provisions of the governing agreements or the estimation of costs of restoration, are treated as contingent proceeds in accordance with Statement of Financial Accounting Standards No. 5 (“SFAS 5”), as codified in ASC 450-30-50 and ASC 450-10-60, and are not recorded until the uncertainties are satisfied.  During 2007, we recorded a casualty gain totaling $2,665,000, representing the realization of such contingent proceeds relating to hurricanes which occurred in 2005.  During 2008, we recorded a casualty loss of $525,000 related to hurricanes which occurred in that year.  No such gains or losses were recorded in 2009.

Mr. Daniel L. Gordon
Securities and Exchange Commission
April 8, 2010

We will clarify the above accounting policy in our future filings.

In connection with our response to the Staff’s comments, we hereby acknowledge that:

•	Public Storage is responsible for the adequacy and accuracy of the disclosure in the filings,
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and
•	Public Storage may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 818-244-8080 ext. 1300 or Stephanie Heim, in-house legal counsel, at 818-244-8080 ext. 1319 if we can provide further assistance.

Sincerely,

/s/ John Reyes

John Reyes
Senior Vice President and
Chief Financial Officer

cc:   Kristi Marrone, Staff Accountant,
Division of Corporation Finance